Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 11, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.                                       A news release dated June 14, 2006 entitled ‘Proposed Return of Capital”

2.                                       Stock Exchange Announcement dated June 1, 2006 entitled ‘Transaction in Own Securities’

3.                                       Stock Exchange Announcement dated June 2, 2006 entitled ‘Transaction in Own Securities’

4.                                       Stock Exchange Announcement dated June 5, 2006 entitled ‘Transaction in Own Securities’

5.                                       Stock Exchange Announcement dated June 6, 2006 entitled ‘Transaction in Own Securities’

6.                                       Stock Exchange Announcement dated June 6, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

7.                                       Stock Exchange Announcement dated June 7, 2006 entitled ‘Transaction in Own Securities’

8.                                       Stock Exchange Announcement dated June 9, 2006 entitled ‘Transaction in Own Securities’

9.                                       Stock Exchange Announcement dated June 12, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

10.                                 Stock Exchange Announcement dated June 13, 2006 entitled ‘Transaction in Own Securities’

11.                                 Stock Exchange Announcement dated June 14, 2006 entitled ‘Transaction in Own Securities’

12.                                 Stock Exchange Announcement dated June 14, 2006 entitled ‘Vodafone Group Plc.  Annual Report and Accounts 2006, summary Financial Statements 2006, Circular to Shareholders re Proposed Return of Capital to Shareholders’

13.                                 Stock Exchange Announcement dated June 14, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

14.                                 Stock Exchange Announcement dated June 14, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

15.                                 Stock Exchange Announcement dated June 15, 2006 entitled ‘Transaction in Own Securities’

16.                                 Stock Exchange Announcement dated June 15, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

17.                                 Stock Exchange Announcement dated June 19, 2006 entitled ‘Transaction in Own Securities’

18.                                 Stock Exchange Announcement dated June 19, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

19.                                 Stock Exchange Announcement dated June 20, 2006 entitled ‘Transaction in Own Securities’

20.                                 Stock Exchange Announcement dated June 21, 2006 entitled ‘Transaction in Own Securities’

21.                                 Stock Exchange Announcement dated June 22, 2006 entitled ‘Transaction in Own Securities’

22.                                 Stock Exchange Announcement dated June 23, 2006 entitled ‘Transaction in Own Securities’

23.                                 Stock Exchange Announcement dated June 26, 2006 entitled ‘Transaction in Own Securities’

24.                                 A Stock Exchange Announcement dated June 26, 2006 entitled ‘Vodafone Group Plc Annual Information Update”

25.                                 Stock Exchange Announcement dated June 27, 2006 entitled ‘Transaction in Own Securities’

26.                                 Stock Exchange Announcement dated June 28, 2006 entitled ‘Transaction in Own Securities’

27.                                 Stock Exchange Announcement dated June 29, 2006 entitled ‘Transaction in Own Securities’

14 June 2006

PROPOSED RETURN OF CAPITAL

On 30 May 2006, Vodafone announced a special distribution of approximately £9 billion (the “Return of Capital”).  This equates to 15 pence per ordinary share.

Subject to shareholder approval at an Extraordinary General Meeting to be held on 25 July 2006, the method of distribution will be in the form of a B share arrangement which will give certain shareholders a choice as to when and in what form they receive their proceeds from the Return of Capital.

Vodafone announces today that it has commenced mailing the circular to shareholders, containing full details of the B share arrangement and the share consolidation.  As part of the Return of Capital there will be a share consolidation, whereby ordinary shareholders will receive 7 new ordinary shares and 8 B shares of 15p each in place of every 8 existing shares they own on the record date, 28 July 2006*. The share consolidation is expected to take effect on 31 July 2006.  The intention of the share consolidation is to try to make sure that the market price of each new share and new ADR immediately after the share consolidation will be approximately the same as the market price of each existing share and existing ADR immediately before the share consolidation.

It is anticipated that the proceeds from the Return of Capital will be despatched to holders of ordinary shares on 11 August 2006 and to holders of ADRs on or shortly after 16 August 2006.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Important Information:

Vodafone filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) dated 13 June 2006 containing the Circular, the Election Form and other related documentation with the Securities and Exchange Commission (the “SEC”). Free copies of the Schedule TO and the other related documents filed by Vodafone in connection with the Return of Capital will be available from the date of this announcement from the SEC’s website at www.sec.gov.

*  Holders of American Depositary Receipts (“ADR”) of Vodafone (which comprise 10 existing ordinary shares) will receive 7 new ADRs and 80 B shares for every 8 ADRs they hold on the record date as part of the Return of Capital.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	31 May 2006

Number of ordinary shares transferred:	13,690

Highest transfer price per share:	119.75p

Lowest transfer price per share:	119.75p

Following the above transfer, Vodafone holds 6,112,432,428 of its ordinary shares in treasury and has 60,147,751,000 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 June 2006

Number of ordinary shares transferred:	73,289

Highest transfer price per share:	119.75p

Lowest transfer price per share:	119.75p

Following the above transfer, Vodafone holds 6,112,359,139 of its ordinary shares in treasury and has 60,147,866,449 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 June 2006

Number of ordinary shares transferred:	142,407

Highest transfer price per share:	123p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,112,216,732 of its ordinary shares in treasury and has 60,148,117,995 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 June 2006

Number of ordinary shares transferred:	106,718

Highest transfer price per share:	123 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 6,112,110,014 of its ordinary shares in treasury and has 60,148,798,353 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 6 June 2006 that, on 5 June 2006, Dr Brian Clark, a Person Discharging Managerial Responsibility, exercised an option over 2,122,081 ordinary shares of US$0.10 each at an option price of 97p per share. These shares were sold on 5 June 2006 at 125.5p per share.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 June 2006

Number of ordinary shares transferred:	410,029

Highest transfer price per share:	124.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,111,699,985 of its ordinary shares in treasury and has 60,149,378,031 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 June 2006

Number of ordinary shares transferred:	202,955

Highest transfer price per share:	126.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,111,497,030 of its ordinary shares in treasury and has 60,151,893,093 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company has been advised that Simon David Lewis, a person discharging managerial responsibilities of the Company, has today acquired an interest in 20,000 Ordinary shares of US$0.10 each in the Company at the price of 117.99p per share.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 June 2006

Number of ordinary shares transferred:	43,649

Highest transfer price per share:	122.5 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 6,111,453,381 of its ordinary shares in treasury and has 60,152,193,366 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 June 2006

Number of ordinary shares transferred:	41,277

Highest transfer price per share:	120.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,111,412,104 of its ordinary shares in treasury and has 60,152,234,643 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

14 June 2006

Vodafone Group Plc

Annual Report and Accounts 2006

Summary Financial Statements 2006

Circular to Shareholders re Proposed Return of Capital to Shareholders

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Holding(s) in Company

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company received notification on 14 June that, as at 9 June 2006, Barclays PLC, through its subsidiaries and affiliates, had a notifiable interest in 2,496,451,112 ordinary shares of US$0.10 each in the capital of the Company.  This represents 4.15 per cent of the issued ordinary share capital of the Company.

P R S Howie
Deputy Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 14 June 2006 by Mourant ECS Trustees Limited that on 12 June 2006 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 117p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Sir Julian Horn-Smith*	214
Andrew Nigel Halford*	214
Alan Paul Harper	214
Stephen Roy Scott	214
Paul Michael Donovan	214

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 June 2006

Number of ordinary shares transferred:	20,589

Highest transfer price per share:	117.5 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 6,111,391,515 of its ordinary shares in treasury and has 60,152,255,232 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1) of the Disclosure Rules sourcebook, I have to inform you of the following changes in share interests of directors and PDMRs of the Company:

	Ordinary Shares of US$0.10 in the capital of Vodafone Group Plc
	A	B
	Purchased shares	New Global Incentive Plan Awards
Arun Sarin*	725,663	619,304
Andrew Nigel Halford*	282,202	240,840
Paul Michael Donovan	296,567	253,100
Frank Rovekamp	56,655	51,225

* Denotes Director of the Company

(A)                      The Company was advised today by Mourant ECS Trustees Limited that on 15 June 2006 the above named directors and persons discharging managerial responsibility acquired an interest in the number of shares of US$0.10 each in the Company in column A above at the price of 115.00p per share pursuant to the rules of the Vodafone Global Incentive Plan. These purchases were made from the proceeds of the cash bonuses, after tax and social security, outlined in the Company’s Annual Report for the year ended 31 March 2006.

(B)                        Conditional awards of the number of shares in column B above were granted on 15 June 2006 by the Trustees of the Vodafone Global Employee Trust. The awards have been made in accordance with the Vodafone Global Incentive Plan. The shares were awarded at a price of 115.00 pence per share. These shares will normally be transferred to participants on or shortly after the second anniversary of the date of grant of the award, subject to the continued employment of the participants, retention of the shares purchased on 15 June 2006 set out in (A) above and the achievement of a performance target approved by the Remuneration Committee. The condition is dependent on growth in basic adjusted earnings per share over the two year performance period. Seventy-five percent of the award will be released for the achievement of EPS growth of eleven percent over the two year period, rising on a straight line basis to one hundred percent vesting for growth of fifteen percent over the two-year period.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Arun Sarin	5,669,663
Andrew Nigel Halford	390,709

The Company was notified of these changes on 15 June 2006.

S R Scott
Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 June 2006

Number of ordinary shares transferred:	121,936

Highest transfer price per share:	120.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,111,269,579 of its ordinary shares in treasury and has 60,156,257,152 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Holding(s) in Company

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company received notification on 19 June that, as at 12 June 2006, Barclays PLC, through its subsidiaries and affiliates, had a notifiable interest in 2,158,466,558 ordinary shares of US$0.10 each in the capital of the Company.  This represents 3.59 per cent of the issued ordinary share capital of the Company.

Stephen Scott
Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 June 2006

Number of ordinary shares transferred:	9,814

Highest transfer price per share:	116p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,111,259,765 of its ordinary shares in treasury and has 60,156,266,966 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 June 2006

Number of ordinary shares transferred:	294,742

Highest transfer price per share:	117p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 6,110,965,023 of its ordinary shares in treasury and has 60,156,561,708 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 June 2006

Number of ordinary shares transferred:	9,030

Highest transfer price per share:	115p

Lowest transfer price per share:	115p

Following the above transfer, Vodafone holds 6,110,955,993 of its ordinary shares in treasury and has 60,156,570,738 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 June 2006

Number of ordinary shares transferred:	60,710

Highest transfer price per share:	115 pence

Lowest transfer price per share:	92.99 pence

Following the above transfer, Vodafone holds 6,110,895,283 of its ordinary shares in treasury and has 60,156,631,448 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 June 2006

Number of ordinary shares transferred:	41,499

Highest transfer price per share:	114.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone 6,110,853,784 of its ordinary shares in treasury and has 60,156,672,947 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc

26 June 2006

VODAFONE GROUP PLC

ANNUAL INFORMATION UPDATE

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus (Directive 2003/71/EC) Regulations 2005 as implemented in the UK by Paragraph 5.2 of the Prospectus Rules, and following the publication of the Vodafone Group Plc Annual Report on 30 May 2006.

Vodafone Group Plc (“Vodafone”) announces today that it is presenting this Annual Information Update in relation to information that it has published or made available to the public between 1 April 2005 and 25 June 2006.  The information referred to in this document was up to date at the time the information was published but may now be out of date.  The information contained in this document appears by way of record, and Vodafone is under no obligation to update any information referred to in this document.  For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1. Regulatory Announcements

Vodafone published the following UK regulatory announcements via a Regulatory Information Service.  These announcements can be obtained from the London Stock Exchange’s website, www.londonstockexchange.com/marketnews using the code VOD or from Vodafone’s website at www.vodafone.com

Date	Announcement
22-Jun-06	Transaction in Own Shares
21-Jun-06	Transaction in Own Shares
20-Jun-06	Publication of Prospectus
20-Jun-06	Transaction in Own Shares
19-Jun-06	Holding(s) in Company
Transaction in Own Shares
15-Jun-06	Director/PDMR Shareholding
Transaction in Own Shares
14-Jun-06	Director/PDMR Shareholding
Holding(s) in Company
Proposed Return of Capital
Annual Report and Accounts
Transaction in Own Shares
13-Jun-06	Transaction in Own Shares
12-Jun-06	Director/PDMR Shareholding

Date	Announcement
Additional Listing
9-Jun-06	Transaction in Own Shares
7-Jun-06	Transaction in Own Shares
6-Jun-06	Director/PDMR Shareholding
Transaction in Own Shares
5-Jun-06	Transaction in Own Shares
2-Jun-06	Transaction in Own Shares
1-Jun-06	Publication of Prospectus
Transaction in Own Shares
31-May-06	Transaction in Own Shares
30-May-06	Strategy Update - Amendment
Final Results - Part 5
Final Results - Part 4
Final Results - Part 3
Final Results - Part 2
Final Results
Transaction in Own Shares
26-May-06	Transaction in Own Shares
25-May-06	Completion of Acquisition
Transaction in Own Shares
24-May-06	Transaction in Own Shares
23-May-06	Directorate Change
Transaction in Own Shares
22-May-06	Transaction in Own Shares
19-May-06	Transaction in Own Shares
18-May-06	Transaction in Own Shares
17-May-06	Director/PDMR Shareholding
Transaction in Own Shares
16-May-06	Transaction in Own Shares
15-May-06	Transaction in Own Shares
12-May-06	Transaction in Own Shares
11-May-06	Transaction in Own Shares
10-May-06	Transaction in Own Shares
9-May-06	Transaction in Own Shares
8-May-06	European Roaming Costs
Transaction in Own Shares
5-May-06	Transaction in Own Shares
4-May-06	Transaction in Own Shares
3-May-06	Transaction in Own Shares
2-May-06	Transaction in Own Shares
28-Apr-06	Transaction in Own Shares
27-Apr-06	Sale of Vodafone Japan
Transaction in Own Shares
26-Apr-06	Transaction in Own Shares
25-Apr-06	Transaction in Own Shares
24-Apr-06	Director/PDMR Shareholding
21-Apr-06	Transaction in Own Shares
20-Apr-06	Transaction in Own Shares

Date	Announcement
19-Apr-06	Transaction in Own Shares
18-Apr-06	Transaction in Own Shares
12-Apr-06	Transaction in Own Shares
11-Apr-06	Transaction in Own Shares
10-Apr-06	Transaction in Own Shares
7-Apr-06	Transaction in Own Shares
6-Apr-06	New Organisational Structure
Transaction in Own Shares
5-Apr-06	Transaction in Own Shares
4-Apr-06	Director/PDMR Shareholding
Sale of Vodafone Japan
3-Apr-06	Blocklisting Interim Review
31-Mar-06	Transaction in Own Shares
30-Mar-06	Transaction in Own Shares
29-Mar-06	Transaction in Own Shares
28-Mar-06	Director/PDMR Shareholding
Transaction in Own Shares
27-Mar-06	Transaction in Own Shares
24-Mar-06	Transaction in Own Shares
23-Mar-06	Transaction in Own Shares
22-Mar-06	Transaction in Own Shares
21-Mar-06	Transaction in Own Shares
17-Mar-06	Sale of Vodafone Japan
Transaction in Own Shares
16-Mar-06	10m live! with 3G customers
15-Mar-06	Transaction in Own Shares
14-Mar-06	Director/PDMR Shareholding
Transaction in Own Shares
13-Mar-06	Transaction in Own Shares
9-Mar-06	Transaction in Own Shares
8-Mar-06	Board Change
Transaction in Own Shares
7-Mar-06	Transaction in Own Shares
6-Mar-06	Director/PDMR Shareholding
Transaction in Own Shares
3-Mar-06	Re: Vodafone Japan
Transaction in Own Shares
2-Mar-06	Transaction in Own Shares
1-Mar-06	Transaction in Own Shares
28-Feb-06	Transaction in Own Shares
27-Feb-06	Impairment Review & Outlook
Transaction in Own Shares
24-Feb-06	Transaction in Own Shares
23-Feb-06	Transaction in Own Shares
22-Feb-06	Transaction in Own Shares
21-Feb-06	Director/PDMR Shareholding
Transaction in Own Shares
20-Feb-06	Director/PDMR Shareholding

Date	Announcement
Transaction in Own Shares
17-Feb-06	Holding(s) in Company
Transaction in Own Shares
16-Feb-06	Transaction in Own Shares
15-Feb-06	Transaction in Own Shares
14-Feb-06	Transaction in Own Shares
13-Feb-06	Transaction in Own Shares
10-Feb-06	Director/PDMR Shareholding
Transaction in Own Shares
9-Feb-06	Transaction in Own Shares
8-Feb-06	Final Terms
Transaction in Own Shares
7-Feb-06	Director Declaration
Director/PDMR Shareholding
Transaction in Own Shares
6-Feb-06	Transaction in Own Shares
3-Feb-06	Transaction in Own Shares
2-Feb-06	Transaction in Own Shares
1-Feb-06	Transaction in Own Shares
31-Jan-06	Directorate Change
Directorate Change
Transaction in Own Shares
30-Jan-06	Transaction in Own Shares
27-Jan-06	Transaction in Own Shares
26-Jan-06	VenFin Unconditional
Transaction in Own Shares
25-Jan-06	Transaction in Own Shares
24-Jan-06	Key Performance Indicators
Transaction in Own Shares
23-Jan-06	Transaction in Own Shares
20-Jan-06	Transaction in Own Shares
19-Jan-06	Transaction in Own Shares
18-Jan-06	Transaction in Own Shares
17-Jan-06	Director/PDMR Shareholding
Transaction in Own Shares
16-Jan-06	Transaction in Own Shares
13-Jan-06	Transaction in Own Shares
12-Jan-06	Transaction in Own Shares
11-Jan-06	Transaction in Own Shares
10-Jan-06	Transaction in Own Shares
Transaction in Own Shares
9-Jan-06	Vodafone Radio DJ
Transaction in Own Shares
6-Jan-06	Transaction in Own Shares
5-Jan-06	Further re Vodafone Sweden
Transaction in Own Shares
4-Jan-06	Transaction in Own Shares
22-Dec-05	Completion of Acquisition

Date	Announcement
Director/PDMR Shareholding
Transaction in Own Shares
21-Dec-05	Publication of Prospectus
Transaction in Own Shares
20-Dec-05	Director/PDMR Shareholding
Transaction in Own Shares
19-Dec-05	Transaction in Own Shares
16-Dec-05	Publication of Prospectus
Transaction in Own Shares
15-Dec-05	Transaction in Own Shares
14-Dec-05	Director/PDMR Shareholding
Transaction in Own Shares
13-Dec-05	Director/PDMR Shareholding
Acq of assets of Telsim
Transaction in Own Shares
12-Dec-05	Transaction in Own Shares
9-Dec-05	Transaction in Own Shares
8-Dec-05	Transaction in Own Shares
7-Dec-05	Transaction in Own Shares
6-Dec-05	Transaction in Own Shares
5-Dec-05	Directorate Change
Transaction in Own Shares
2-Dec-05	Transaction in Own Shares
Transaction in Own Shares
1-Dec-05	Offer for VenFin
Transaction in Own Shares
30-Nov-05	Publication of Prospectus
Transaction in Own Shares
29-Nov-05	Publication of Prospectus
Publication of Prospectus
Transaction in Own Shares
28-Nov-05	Transaction in Own Shares
25-Nov-05	Transaction in Own Shares
24-Nov-05	Transaction in Own Shares
23-Nov-05	Transaction in Own Shares
22-Nov-05	Transaction in Own Shares
21-Nov-05	Publication of Prospectus
Transaction in Own Shares
18-Nov-05	Holding(s) in Company
Transaction in Own Shares
17-Nov-05	Transaction in Own Shares
16-Nov-05	Director/PDMR Shareholding
Director/PDMR Shareholding
Director/PDMR Shareholding
Transaction in Own Shares
15-Nov-05	Interim Results - Part 4
Interim Results - Part 3
Interim Results - Part 2

Date	Announcement
Interim Results - Part 1
Transaction in Own Shares
14-Nov-05	Transaction in Own Shares
11-Nov-05	Transaction in Own Shares
10-Nov-05	Transaction in Own Shares
9-Nov-05	Transaction in Own Shares
8-Nov-05	Holding(s) in Company
Transaction in Own Shares
7-Nov-05	Transaction in Own Shares
4-Nov-05	Increased interest in Vodacom
Transaction in Own Shares
3-Nov-05	Negotiations re Vodacom
Transaction in Own Shares
2-Nov-05	Transaction in Own Shares
1-Nov-05	Transaction in Own Shares
31-Oct-05	Disposal of Vodafone Sweden
Transaction in Own Shares
28-Oct-05	Acquisition
Transaction in Own Shares
27-Oct-05	Transaction in Own Shares
26-Oct-05	Transaction in Own Shares
25-Oct-05	Transaction in Own Shares
24-Oct-05	Transaction in Own Shares
21-Oct-05	Transaction in Own Shares
20-Oct-05	Director/PDMR Shareholding
Transaction in Own Shares
19-Oct-05	Transaction in Own Shares
18-Oct-05	Block Listing 6 monthly return
Transaction in Own Shares
17-Oct-05	Transaction in Own Shares
14-Oct-05	Director Declaration
Transaction in Own Shares
13-Oct-05	Transaction in Own Shares
12-Oct-05	Transaction in Own Shares
11-Oct-05	Transaction in Own Shares
7-Oct-05	Transaction in Own Shares
6-Oct-05	Additional Listing
Transaction in Own Shares
5-Oct-05	Transaction in Own Shares
4-Oct-05	Director/PDMR Shareholding
Transaction in Own Shares
3-Oct-05	Transaction in Own Shares
30-Sep-05	Transaction in Own Shares
29-Sep-05	Transaction in Own Shares
28-Sep-05	Transaction in Own Shares
27-Sep-05	Transaction in Own Shares
26-Sep-05	Transaction in Own Shares
Transaction in Own Shares

Date	Announcement
Transaction in Own Shares
23-Sep-05	Transaction in Own Shares
22-Sep-05	Transaction in Own Shares
21-Sep-05	Appointment of Non-executive
Transaction in Own Shares
19-Sep-05	Analyst and Investor Day
Transaction in Own Shares
16-Sep-05	Transaction in Own Shares
15-Sep-05	Transaction in Own Shares
14-Sep-05	Transaction in Own Shares
13-Sep-05	Transaction in Own Shares
9-Sep-05	Transaction in Own Shares
8-Sep-05	Transaction in Own Shares
7-Sep-05	Transaction in Own Shares
6-Sep-05	Transaction in Own Shares
5-Sep-05	Transaction in Own Shares
2-Sep-05	Transaction in Own Shares
1-Sep-05	Director Declaration
Transaction in Own Shares
31-Aug-05	Director/PDMR Shareholding
Transaction in Own Shares
30-Aug-05	Transaction in Own Shares
26-Aug-05	Transaction in Own Shares
25-Aug-05	Transaction in Own Shares
24-Aug-05	Transaction in Own Shares
23-Aug-05	Director/PDMR Shareholding
Transaction in Own Shares
22-Aug-05	Transaction in Own Shares
19-Aug-05	Director/PDMR Shareholding
Transaction in Own Shares
18-Aug-05	Transaction in Own Shares
17-Aug-05	Transaction in Own Shares
15-Aug-05	Director/PDMR Shareholding
Transaction in Own Shares
12-Aug-05	Transaction in Own Shares
11-Aug-05	Transaction in Own Shares
10-Aug-05	Transaction in Own Shares
9-Aug-05	Director/PDMR Shareholding
Transaction in Own Shares
8-Aug-05	Transaction in Own Shares
5-Aug-05	Director/PDMR Shareholding
Transaction in Own Shares
4-Aug-05	Director/PDMR Shareholding
Transaction in Own Shares
3-Aug-05	Director/PDMR Shareholding
Transaction in Own Shares
1-Aug-05	Transaction in Own Shares
Transaction in Own Shares

Date	Announcement
29-Jul-05	Transaction in Own Shares
28-Jul-05	Transaction in Own Shares
27-Jul-05	Director/PDMR Shareholding
Director/PDMR Shareholding
Transaction in Own Shares
26-Jul-05	Result of AGM
Board Changes
Board Appointment
Transaction in Own Shares
25-Jul-05	Key Performance Indicators
Transaction in Own Shares
22-Jul-05	Transaction in Own Shares
21-Jul-05	Transaction in Own Shares
20-Jul-05	Director/PDMR Shareholding
Transaction in Own Shares
19-Jul-05	Transaction in Own Shares
18-Jul-05	Holding(s) in Company
Transaction in Own Shares
15-Jul-05	Director/PDMR Shareholding
Transaction in Own Shares
14-Jul-05	Analyst and Investor Day
Transaction in Own Shares
13-Jul-05	Transaction in Own Shares
12-Jul-05	Exercise of Options
IFRS Results 31-03-05
Transaction in Own Shares
11-Jul-05	Transaction in Own Shares
8-Jul-05	Director/PDMR Shareholding
Transaction in Own Shares
Re: Oskar and Mobifon Bonds
Transaction in Own Shares
7-Jul-05	Exercise of Options
Transaction in Own Shares
6-Jul-05	Transaction in Own Shares
5-Jul-05	Exercise of Options
4-Jul-05	Treasury Stock
Holding(s) in Company
1-Jul-05	Director/PDMR Shareholding
30-Jun-05	Transaction in Own Shares
29-Jun-05	Transaction in Own Shares
28-Jun-05	Additional Listing
Transaction in Own Shares
24-Jun-05	Transaction in Own Shares
23-Jun-05	Transaction in Own Shares
22-Jun-05	Transaction in Own Shares
21-Jun-05	Transaction in Own Shares
20-Jun-05	Transaction in Own Shares
16-Jun-05	Director Shareholding

Date	Announcement
Transaction in Own Shares
15-Jun-05	Transaction in Own Shares
14-Jun-05	Annual Report and Accounts
Transaction in Own Shares
10-Jun-05	Transaction in Own Shares
9-Jun-05	Transaction in Own Shares
8-Jun-05	Transaction in Own Shares
7-Jun-05	Repurchase of Bonds
Transaction in Own Shares
6-Jun-05	Transaction in Own Shares
3-Jun-05	Transaction in Own Shares
2-Jun-05	Transaction in Own Shares
1-Jun-05	Transaction in Own Shares
31-May-05	Completion of Acquisition
27-May-05	Transaction in Own Shares
26-May-05	Transaction in Own Shares
24-May-05	Final Results - Part Six
Final Results - Part Five
Final Results - Part Four
Final Results - Part Three
Final Results - Part Two
Final Results - Part One
17-May-05	Director Shareholding
13-May-05	Transaction in Own Shares
12-May-05	Transaction in Own Shares
11-May-05	Transaction in Own Shares
9-May-05	Additional Listing
Transaction in Own Shares
5-May-05	Transaction in Own Shares
4-May-05	Transaction in Own Shares
3-May-05	Transaction in Own Shares
29-Apr-05	Transaction in Own Shares
28-Apr-05	Transaction in Own Shares
27-Apr-05	Transaction in Own Shares
22-Apr-05	Transaction in Own Shares
21-Apr-05	Transaction in Own Shares
20-Apr-05	Transaction in Own Shares
19-Apr-05	Transaction in Own Shares
18-Apr-05	Director Shareholding
Transaction in Own Shares
15-Apr-05	Transaction in Own Shares
14-Apr-05	Transaction in Own Shares
12-Apr-05	Transaction in Own Shares
11-Apr-05	Transaction in Own Shares
8-Apr-05	Transaction in Own Shares
7-Apr-05	Transaction in Own Shares
5-Apr-05	Transaction in Own Shares
1-Apr-05	Transaction in Own Shares

2. Documents submitted to the Financial Services Authority

The documents listed below were submitted to the FSA.  Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS

Date	Document
14-Jun-06	Annual Report 2006
Annual Review and Summary Financial Statement2006
Circular to Shareholders re Proposed Return of Capital to Shareholders
Notice of Extraordinary General Meeting
14-Jun-05	Annual Report 2005

3. Documents lodged with the Securities and Exchange Commission

The following documents were filed or furnished with the SEC by virtue of Vodafone’s American Depositary Receipts and are available for viewing on the Securities and Exchange Commission’s website at www.sec.gov/edgar/searchedgar/webusers.htm

Date	Type	Description
2006-06-23	6-K	Report of foreign issuer
2006-06-16	6-K	Report of foreign issuer
2006-06-15	SC TO-I/A	[Amend]Tender offer statement by Issuer
2006-06-14	20-F	Annual and transition report of foreign private issuers
2006-06-13	SC TO-I	Tender offer statement by Issuer
2006-05-31	SC TO-C	Written communication relating to an issuer or third party
2006-05-31	6-K	Report of foreign issuer
2006-05-31	6-K	Report of foreign issuer
2006-05-31	6-K	Report of foreign issuer
2006-05-30	6-K	Report of foreign issuer
2006-05-24	6-K	Report of foreign issuer
2006-05-09	6-K	Report of foreign issuer
2006-05-08	6-K	Report of foreign issuer
2006-04-27	6-K	Report of foreign issuer
2006-04-07	6-K	Report of foreign issuer
2006-04-03	6-K	Report of foreign issuer
2006-03-21	6-K	Report of foreign issuer
2006-03-20	CERTNYS	[Paper]Certification by the New York Stock Exchange approving securities for listing
2006-03-17	6-K	Report of foreign issuer
2006-03-16	8-A12B	Registration of securities
2006-03-13	424B2	Prospectus
2006-03-10	FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses

Date	Type	Description
2006-03-08	6-K	Report of foreign issuer
2006-03-08	6-K	Report of foreign issuer
2006-03-07	6-K	Report of foreign issuer
2006-03-06	6-K	Report of foreign issuer
2006-02-07	CERTNYS	[Paper]Certification by the New York Stock Exchange approving securities for listing
2006-02-01	6-K	Report of foreign issuer
2006-02-01	6-K	Report of foreign issuer
2006-02-01	6-K	Report of foreign issuer
2006-01-27	6-K	Report of foreign issuer
2006-01-25	6-K	Report of foreign issuer
2005-12-29	8-A12B	Registration of securities
2005-12-23	424B2	Prospectus
2005-12-23	FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses
2005-12-20	6-K	Report of foreign issuer
2005-12-20	6-K	Report of foreign issuer
2005-12-15	6-K	Report of foreign issuer
2005-12-14	6-K	Report of foreign issuer
2005-12-13	6-K	Report of foreign issuer
2005-12-09	6-K	Report of foreign issuer
2005-12-06	6-K	Report of foreign issuer
2005-11-16	6-K	Report of foreign issuer
2005-11-16	6-K	Report of foreign issuer
2005-11-04	6-K	Report of foreign issuer
2005-11-03	6-K	Report of foreign issuer
2005-11-01	6-K	Report of foreign issuer
2005-10-20	6-K	Report of foreign issuer
2005-09-23	6-K	Report of foreign issuer
2005-09-21	6-K	Report of foreign issuer
2005-09-20	6-K	Report of foreign issuer
2005-09-06	CERTNYS	[Paper]Certification by the New York Stock Exchange approving securities for listing
2005-08-22	6-K	Report of foreign issuer
2005-08-22	6-K	Report of foreign issuer
2005-08-12	6-K	Report of foreign issuer
2005-08-10	8-A12B	Registration of securities
2005-08-03	424B5	Prospectus
2005-08-03	6-K	Report of foreign issuer
2005-07-27	6-K	Report of foreign issuer
2005-07-27	6-K	Report of foreign issuer
2005-07-27	6-K	Report of foreign issuer

Date	Type	Description
2005-07-25	6-K	Report of foreign issuer
2005-07-14	6-K	Report of foreign issuer
2005-07-12	6-K	Report of foreign issuer
2005-07-11	6-K	Report of foreign issuer
2005-06-08	6-K	Report of foreign issuer
2005-06-08	20-F	Annual and transition report of foreign private issuers
2005-06-08	6-K	Report of foreign issuer
2005-06-01	6-K	Report of foreign issuer
2005-05-25	6-K	Report of foreign issuer
2005-05-10	6-K	Report of foreign issuer
2005-05-09	6-K	Report of foreign issuer

4. Documents filed at Companies House

The following documents were filed with the Registrar of Companies in England and Wales and can be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, for registered users, are available for download from the Companies House website at www.direct.companies-house.gov.uk.

Date	Type	Description
13/06/2006	88(2)R	Return of Allotment of Shares
13/06/2006	88(2)R	Return of Allotment of Shares
13/06/2006	88(2)R	Return of Allotment of Shares
09/06/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
09/06/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
09/06/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
05/06/2006	88(2)R	Return of Allotment of Shares
05/06/2006	88(2)R	Return of Allotment of Shares
05/06/2006	88(2)R	Return of Allotment of Shares
05/06/2006	88(2)R	Return of Allotment of Shares
01/06/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
01/06/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
26/05/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
26/05/2006	88(2)R	Return of Allotment of Shares
26/05/2006	88(2)R	Return of Allotment of Shares
24/05/2006	88(2)R	Return of Allotment of Shares
24/05/2006	88(2)R	Return of Allotment of Shares
23/05/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
23/05/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
22/05/2006	88(2)R	Return of Allotment of Shares

Date	Type	Description
22/05/2006	88(2)R	Return of Allotment of Shares
16/05/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
16/05/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
16/05/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
16/05/2006	88(2)R	Return of Allotment of Shares
16/05/2006	88(2)R	Return of Allotment of Shares
16/05/2006	88(2)R	Return of Allotment of Shares
16/05/2006	88(2)R	Return of Allotment of Shares
16/05/2006	88(2)R	Return of Allotment of Shares
10/05/2006	88(2)R	Return of Allotment of Shares
10/05/2006	88(2)R	Return of Allotment of Shares
10/05/2006	88(2)R	Return of Allotment of Shares
09/05/2006	88(2)R	Return of Allotment of Shares
09/05/2006	88(2)R	Return of Allotment of Shares
09/05/2006	88(2)R	Return of Allotment of Shares
09/05/2006	88(2)R	Return of Allotment of Shares
09/05/2006	88(2)R	Return of Allotment of Shares
09/05/2006	88(2)R	Return of Allotment of Shares
09/05/2006	88(2)R	Return of Allotment of Shares
03/05/2006	88(2)R	Return of Allotment of Shares
03/05/2006	88(2)R	Return of Allotment of Shares
03/05/2006	88(2)R	Return of Allotment of Shares
28/04/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
25/04/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
25/04/2006	88(2)R	Return of Allotment of Shares
25/04/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
24/04/2006	88(2)R	Return of Allotment of Shares
20/04/2006	288c	DIRECTOR’S PARTICULARS CHANGED
20/04/2006	88(2)R	Return of Allotment of Shares
20/04/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
20/04/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
13/04/2006	88(2)R	Return of Allotment of Shares
21/04/2006	288b	DIRECTOR RESIGNED
12/04/2006	88(2)R	Return of Allotment of Shares
12/04/2006	88(2)R	Return of Allotment of Shares
10/04/2006	88(2)R	Return of Allotment of Shares
10/04/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
10/04/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
10/04/2006	88(2)R	Return of Allotment of Shares
13/04/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
06/04/2006	88(2)R	Return of Allotment of Shares

Date	Type	Description
05/04/2006	88(2)R	Return of Allotment of Shares
05/04/2006	88(2)R	Return of Allotment of Shares
05/04/2006	88(2)R	Return of Allotment of Shares
10/04/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
10/04/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
04/04/2006	88(2)R	Return of Allotment of Shares
31/03/2006	88(2)R	Return of Allotment of Shares
31/03/2006	88(2)R	Return of Allotment of Shares
28/03/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
28/03/2006	88(2)R	Return of Allotment of Shares
28/03/2006	88(2)R	Return of Allotment of Shares
28/03/2006	88(2)R	Return of Allotment of Shares
28/03/2006	88(2)R	Return of Allotment of Shares
03/04/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
23/03/2006	88(2)R	Return of Allotment of Shares
23/03/2006	88(2)R	Return of Allotment of Shares
21/03/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
21/03/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
17/03/2006	88(2)R	Return of Allotment of Shares
16/03/2006	88(2)R	Return of Allotment of Shares
16/03/2006	88(2)R	Return of Allotment of Shares
16/03/2006	88(2)R	Return of Allotment of Shares
10/03/2006	288c	DIRECTOR’S PARTICULARS CHANGED
14/03/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
14/03/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
08/03/2006	88(2)R	Return of Allotment of Shares
08/03/2006	88(2)R	Return of Allotment of Shares
08/03/2006	88(2)R	Return of Allotment of Shares
08/03/2006	88(2)R	Return of Allotment of Shares
08/03/2006	88(2)R	Return of Allotment of Shares
08/03/2006	88(2)R	Return of Allotment of Shares
08/03/2006	88(2)R	Return of Allotment of Shares
08/03/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
08/03/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
07/03/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
07/03/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
06/03/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
06/03/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury

Date	Type	Description
03/03/2006	288c	DIRECTOR’S PARTICULARS CHANGED
03/03/2006	88(2)R	Return of Allotment of Shares
28/02/2006	88(2)R	Return of Allotment of Shares
28/02/2006	88(2)R	Return of Allotment of Shares
28/02/2006	88(2)R	Return of Allotment of Shares
28/02/2006	88(2)R	Return of Allotment of Shares
03/03/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
03/03/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
27/02/2006	88(2)R	Return of Allotment of Shares
27/02/2006	88(2)R	Return of Allotment of Shares
02/03/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
02/03/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
02/03/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
21/02/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
21/02/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
16/02/2006	88(2)R	Return of Allotment of Shares
16/02/2006	88(2)R	Return of Allotment of Shares
16/02/2006	88(2)R	Return of Allotment of Shares
16/02/2006	88(2)R	Return of Allotment of Shares
16/02/2006	88(2)R	Return of Allotment of Shares
15/02/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
15/02/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
13/02/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
09/02/2006	88(2)R	Return of Allotment of Shares
09/02/2006	88(2)R	Return of Allotment of Shares
09/02/2006	88(2)R	Return of Allotment of Shares
14/02/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
14/02/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
14/02/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
07/02/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
08/02/2006	288c	DIRECTOR’S PARTICULARS CHANGED
08/02/2006	288c	SECRETARY’S PARTICULARS CHANGED
07/02/2006	288c	DIRECTOR’S PARTICULARS CHANGED
07/02/2006	288c	DIRECTOR’S PARTICULARS CHANGED
07/02/2006	288c	DIRECTOR’S PARTICULARS CHANGED
03/02/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
03/02/2006	169(1B)	Return by a public company purchasing its own

Date	Type	Description
shares for holding in treasury
03/02/2006	88(2)R	Return of Allotment of Shares
31/01/2006	88(2)R	Return of Allotment of Shares
31/01/2006	88(2)R	Return of Allotment of Shares
15/02/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
15/02/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
27/01/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
27/01/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
27/01/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
27/01/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
26/01/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
23/01/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
23/01/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
23/01/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
19/01/2006	88(2)R	Return of Allotment of Shares
17/01/2006	88(2)R	Return of Allotment of Shares
16/01/2006	88(2)R	Return of Allotment of Shares
12/01/2006	88(2)R	Return of Allotment of Shares
10/01/2006	88(2)R	Return of Allotment of Shares
10/01/2006	88(2)R	Return of Allotment of Shares
12/01/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
12/01/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
12/01/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
12/01/2006	169(1B)	Return by a public company purchasing its own shares for holding in treasury
09/01/2006	88(2)R	Return of Allotment of Shares
09/01/2006	88(2)R	Return of Allotment of Shares
09/01/2006	88(2)R	Return of Allotment of Shares
09/01/2006	88(2)R	Return of Allotment of Shares
09/01/2006	88(2)R	Return of Allotment of Shares
09/01/2006	88(2)R	Return of Allotment of Shares
09/01/2006	88(2)R	Return of Allotment of Shares
09/01/2006	88(2)R	Return of Allotment of Shares
09/01/2006	88(2)R	Return of Allotment of Shares
04/01/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
04/01/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
28/12/2005	88(2)R	Return of Allotment of Shares

Date	Type	Description
28/12/2005	88(2)R	Return of Allotment of Shares
28/12/2005	88(2)R	Return of Allotment of Shares
03/01/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
03/01/2006	88(2)R	Return of Allotment of Shares
03/01/2006	88(2)R	Return of Allotment of Shares
03/01/2006	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
20/12/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
20/12/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
19/12/2005	88(2)R	Return of Allotment of Shares
19/12/2005	88(2)R	Return of Allotment of Shares
19/12/2005	88(2)R	Return of Allotment of Shares
19/12/2005	88(2)R	Return of Allotment of Shares
15/12/2005	88(2)R	Return of Allotment of Shares
09/12/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
09/12/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
08/12/2005	88(2)R	Return of Allotment of Shares
08/12/2005	88(2)R	Return of Allotment of Shares
08/12/2005	88(2)R	Return of Allotment of Shares
08/12/2005	88(2)R	Return of Allotment of Shares
08/12/2005	88(2)R	Return of Allotment of Shares
08/12/2005	88(2)R	Return of Allotment of Shares
08/12/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
08/12/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
08/12/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
08/12/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
05/12/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
01/12/2005	88(2)R	Return of Allotment of Shares
01/12/2005	88(2)R	Return of Allotment of Shares
01/12/2005	88(2)R	Return of Allotment of Shares
01/12/2005	88(2)R	Return of Allotment of Shares
01/12/2005	88(2)R	Return of Allotment of Shares
02/12/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
02/12/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
29/11/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
29/11/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
24/11/2005	88(2)R	Return of Allotment of Shares
24/11/2005	88(2)R	Return of Allotment of Shares

Date	Type	Description
24/11/2005	88(2)R	Return of Allotment of Shares
24/11/2005	88(2)R	Return of Allotment of Shares
24/11/2005	88(2)R	Return of Allotment of Shares
24/11/2005	88(2)R	Return of Allotment of Shares
24/11/2005	88(2)R	Return of Allotment of Shares
24/11/2005	88(2)R	Return of Allotment of Shares
24/11/2005	88(2)R	Return of Allotment of Shares
24/11/2005	88(2)R	Return of Allotment of Shares
24/11/2005	88(2)R	Return of Allotment of Shares
24/11/2005	88(2)R	Return of Allotment of Shares
24/11/2005	88(2)R	Return of Allotment of Shares
24/11/2005	88(2)R	Return of Allotment of Shares
24/11/2005	88(2)R	Return of Allotment of Shares
23/11/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
23/11/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
23/11/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
23/11/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
23/11/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
22/11/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
22/11/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
21/11/2005	88(2)R	Return of Allotment of Shares
21/11/2005	88(2)R	Return of Allotment of Shares
21/11/2005	88(2)R	Return of Allotment of Shares
21/11/2005	88(2)R	Return of Allotment of Shares
21/11/2005	88(2)R	Return of Allotment of Shares
21/11/2005	88(2)R	Return of Allotment of Shares
21/11/2005	88(2)R	Return of Allotment of Shares
21/11/2005	88(2)R	Return of Allotment of Shares
21/11/2005	88(2)R	Return of Allotment of Shares
21/11/2005	88(2)R	Return of Allotment of Shares
21/11/2005	88(2)R	Return of Allotment of Shares
21/11/2005	88(2)R	Return of Allotment of Shares
21/11/2005	88(2)R	Return of Allotment of Shares
11/11/2005	288a	DIRECTOR APPOINTED
14/11/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
14/11/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
14/11/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
14/11/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
14/11/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
14/11/2005	169(1B)	Return by a public company purchasing its own

Date	Type	Description
shares for holding in treasury
14/11/2005	88(2)R	Return of Allotment of Shares
14/11/2005	88(2)R	Return of Allotment of Shares
14/11/2005	88(2)R	Return of Allotment of Shares
14/11/2005	88(2)R	Return of Allotment of Shares
14/11/2005	88(2)R	Return of Allotment of Shares
14/11/2005	88(2)R	Return of Allotment of Shares
14/11/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
14/11/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
04/11/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
04/11/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
04/11/2005	88(2)R	Return of Allotment of Shares
04/11/2005	88(2)R	Return of Allotment of Shares
04/11/2005	88(2)R	Return of Allotment of Shares
04/11/2005	88(2)R	Return of Allotment of Shares
04/11/2005	88(2)R	Return of Allotment of Shares
04/11/2005	88(2)R	Return of Allotment of Shares
04/11/2005	88(2)R	Return of Allotment of Shares
04/11/2005	88(2)R	Return of Allotment of Shares
27/10/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
27/10/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
26/10/2005	88(2)R	Return of Allotment of Shares
26/10/2005	88(2)R	Return of Allotment of Shares
26/10/2005	88(2)R	Return of Allotment of Shares
26/10/2005	88(2)R	Return of Allotment of Shares
26/10/2005	88(2)R	Return of Allotment of Shares
26/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
20/10/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
20/10/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
20/10/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares

Date	Type	Description
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
20/10/2005	88(2)R	Return of Allotment of Shares
19/10/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
19/10/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
18/10/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
24/10/2005	363a	ANNUAL RETURN MADE UP TO 15/08/05
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares

Date	Type	Description
11/10/2005	88(2)R	Return of Allotment of Shares
11/10/2005	88(2)R	Return of Allotment of Shares
04/10/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
04/10/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
04/10/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
04/10/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
04/10/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
30/09/2005	88(2)R	Return of Allotment of Shares
29/09/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
22/09/2005	88(2)R	Return of Allotment of Shares
22/09/2005	88(2)R	Return of Allotment of Shares
22/09/2005	88(2)R	Return of Allotment of Shares
19/09/2005	88(2)R	Return of Allotment of Shares
19/09/2005	88(2)R	Return of Allotment of Shares
19/09/2005	88(2)R	Return of Allotment of Shares
12/09/2005	88(2)R	Return of Allotment of Shares

Date	Type	Description
12/09/2005	88(2)R	Return of Allotment of Shares
12/09/2005	88(2)R	Return of Allotment of Shares
12/09/2005	88(2)R	Return of Allotment of Shares
12/09/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
12/09/2005	288a	DIRECTOR APPOINTED
09/09/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
08/09/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
08/09/2005	88(2)R	Return of Allotment of Shares
08/09/2005	88(2)R	Return of Allotment of Shares
08/09/2005	88(2)R	Return of Allotment of Shares
08/09/2005	88(2)R	Return of Allotment of Shares
08/09/2005	88(2)R	Return of Allotment of Shares
08/09/2005	88(2)R	Return of Allotment of Shares
08/09/2005	88(2)R	Return of Allotment of Shares
08/09/2005	88(2)R	Return of Allotment of Shares
08/09/2005	88(2)R	Return of Allotment of Shares
08/09/2005	88(2)R	Return of Allotment of Shares
08/09/2005	88(2)R	Return of Allotment of Shares
07/09/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
07/09/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
21/09/2005	AA	GROUP OF COMPANIES’ ACCOUNTS MADE UP TO 31/03/05
14/09/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
14/09/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
01/09/2005	88(2)R	Return of Allotment of Shares
01/09/2005	88(2)R	Return of Allotment of Shares
01/09/2005	88(2)R	Return of Allotment of Shares
30/08/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
30/08/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
26/08/2005	88(2)R	Return of Allotment of Shares
26/08/2005	88(2)R	Return of Allotment of Shares
26/08/2005	88(2)R	Return of Allotment of Shares
26/08/2005	88(2)R	Return of Allotment of Shares
26/08/2005	88(2)R	Return of Allotment of Shares
26/08/2005	88(2)R	Return of Allotment of Shares
26/08/2005	169A(2)	11/08/05 US$ TR 3867408@.1=386741
25/08/2005	88(2)R	Return of Allotment of Shares
25/08/2005	88(2)R	Return of Allotment of Shares
25/08/2005	88(2)R	Return of Allotment of Shares
25/08/2005	88(2)R	Return of Allotment of Shares
24/08/2005	88(2)R	Return of Allotment of Shares
23/08/2005	88(2)R	Return of Allotment of Shares

Date	Type	Description
24/08/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
24/08/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
22/08/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
22/08/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
22/08/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
22/08/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
22/08/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
22/08/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
22/08/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
19/08/2005	MEM/ARTS	MEMORANDUM OF ASSOCIATION ARTICLES OF ASSOCIATION
19/08/2005	88(2)R	Return of Allotment of Shares
19/08/2005	88(2)R	Return of Allotment of Shares
19/08/2005	88(2)R	Return of Allotment of Shares
16/08/2005	RES01	Resolutions authorising purchase of own shares, SECTIONS 166 26/07/05; DISAPP PRE-EMPT RIGHTS 26/07/05 ; AUTH ALLOT OF SECURITY 26/07/05 ; ALTER MEM AND ARTS 26/07/05
16/08/2005	88(2)R	Return of Allotment of Shares
16/08/2005	88(2)R	Return of Allotment of Shares
16/08/2005	88(2)R	Return of Allotment of Shares
16/08/2005	88(2)R	Return of Allotment of Shares
16/08/2005	88(2)R	Return of Allotment of Shares
16/08/2005	88(2)R	Return of Allotment of Shares
16/08/2005	88(2)R	Return of Allotment of Shares
16/08/2005	88(2)R	Return of Allotment of Shares
11/08/2005	88(2)R	Return of Allotment of Shares
11/08/2005	88(2)R	Return of Allotment of Shares
11/08/2005	88(2)R	Return of Allotment of Shares
11/08/2005	88(2)R	Return of Allotment of Shares
11/08/2005	88(2)R	Return of Allotment of Shares
09/08/2005	288b	DIRECTOR RESIGNED
09/08/2005	288b	DIRECTOR RESIGNED
09/08/2005	288a	DIRECTOR APPOINTED
09/08/2005	88(2)R	Return of Allotment of Shares
09/08/2005	88(2)R	Return of Allotment of Shares
09/08/2005	88(2)R	Return of Allotment of Shares
09/08/2005	88(2)R	Return of Allotment of Shares
30/07/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
28/07/2005	88(2)R	Return of Allotment of Shares
28/07/2005	88(2)R	Return of Allotment of Shares
28/07/2005	88(2)R	Return of Allotment of Shares

Date	Type	Description
28/07/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
28/07/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
28/07/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
28/07/2005	169A(2)	Return by a public company cancelling or selling or transferring shares from treasury
27/07/2005	88(2)R	Return of Allotment of Shares
27/07/2005	88(2)R	Return of Allotment of Shares
25/07/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
23/07/2005	88(2)R	Return of Allotment of Shares
23/07/2005	88(2)R	Return of Allotment of Shares
23/07/2005	88(2)R	Return of Allotment of Shares
23/07/2005	88(2)R	Return of Allotment of Shares
20/07/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
15/07/2005	88(2)R	Return of Allotment of Shares
12/07/2005	88(2)R	Return of Allotment of Shares
12/07/2005	88(2)R	Return of Allotment of Shares
12/07/2005	88(2)R	Return of Allotment of Shares
12/07/2005	88(2)R	Return of Allotment of Shares
12/07/2005	88(2)R	Return of Allotment of Shares
10/07/2005	88(2)R	Return of Allotment of Shares
10/07/2005	88(2)R	Return of Allotment of Shares
12/07/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
04/07/2005	88(2)R	Return of Allotment of Shares
04/07/2005	88(2)R	Return of Allotment of Shares
04/07/2005	88(2)R	Return of Allotment of Shares
04/07/2005	88(2)R	Return of Allotment of Shares
04/07/2005	88(2)R	Return of Allotment of Shares
04/07/2005	88(2)R	Return of Allotment of Shares
04/07/2005	88(2)R	Return of Allotment of Shares
04/07/2005	88(2)R	Return of Allotment of Shares
01/07/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
01/07/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
27/06/2005	88(2)R	Return of Allotment of Shares
27/06/2005	88(2)R	Return of Allotment of Shares
24/06/2005	88(2)R	Return of Allotment of Shares
24/06/2005	88(2)R	Return of Allotment of Shares
24/06/2005	88(2)R	Return of Allotment of Shares
24/06/2005	88(2)R	Return of Allotment of Shares
24/06/2005	88(2)R	Return of Allotment of Shares
28/06/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
21/06/2005	88(2)R	Return of Allotment of Shares
16/06/2005	288b	DIRECTOR RESIGNED
10/06/2005	88(2)R	Return of Allotment of Shares

Date	Type	Description
10/06/2005	88(2)R	Return of Allotment of Shares
10/06/2005	88(2)R	Return of Allotment of Shares
08/06/2005	88(2)R	Return of Allotment of Shares
08/06/2005	88(2)R	Return of Allotment of Shares
08/06/2005	88(2)R	Return of Allotment of Shares
08/06/2005	88(2)R	Return of Allotment of Shares
08/06/2005	88(2)R	Return of Allotment of Shares
08/06/2005	88(2)R	Return of Allotment of Shares
08/06/2005	88(2)R	Return of Allotment of Shares
08/06/2005	88(2)R	Return of Allotment of Shares
08/06/2005	88(2)R	Return of Allotment of Shares
08/06/2005	88(2)R	Return of Allotment of Shares
08/06/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
02/06/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
01/06/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
24/05/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
17/05/2005	88(2)R	Return of Allotment of Shares
17/05/2005	88(2)R	Return of Allotment of Shares
17/05/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
12/05/2005	88(2)R	Return of Allotment of Shares
12/05/2005	88(2)R	Return of Allotment of Shares
12/05/2005	88(2)R	Return of Allotment of Shares
12/05/2005	88(2)R	Return of Allotment of Shares
12/05/2005	88(2)R	Return of Allotment of Shares
06/05/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
06/05/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
04/05/2005	88(2)R	Return of Allotment of Shares
04/05/2005	88(2)R	Return of Allotment of Shares
04/05/2005	88(2)R	Return of Allotment of Shares
04/05/2005	88(2)R	Return of Allotment of Shares
04/05/2005	88(2)R	Return of Allotment of Shares
04/05/2005	88(2)R	Return of Allotment of Shares
04/05/2005	88(2)R	Return of Allotment of Shares
04/05/2005	88(2)R	Return of Allotment of Shares
04/05/2005	88(2)R	Return of Allotment of Shares
04/05/2005	88(2)R	Return of Allotment of Shares
04/05/2005	88(2)R	Return of Allotment of Shares
04/05/2005	88(2)R	Return of Allotment of Shares
04/05/2005	88(2)R	Return of Allotment of Shares
28/04/2005	288c	DIRECTOR’S PARTICULARS CHANGED
27/04/2005	88(2)R	Return of Allotment of Shares
26/04/2005	88(2)R	Return of Allotment of Shares
26/04/2005	88(2)R	Return of Allotment of Shares
22/04/2005	88(2)R	Return of Allotment of Shares
20/04/2005	88(2)R	Return of Allotment of Shares

Date	Type	Description
19/04/2005	88(2)R	Return of Allotment of Shares
18/04/2005	88(2)R	Return of Allotment of Shares
18/04/2005	88(2)R	Return of Allotment of Shares
18/04/2005	88(2)R	Return of Allotment of Shares
15/04/2005	88(2)R	Return of Allotment of Shares
15/04/2005	88(2)R	Return of Allotment of Shares
15/04/2005	88(2)R	Return of Allotment of Shares
15/04/2005	88(2)R	Return of Allotment of Shares
15/04/2005	88(2)R	Return of Allotment of Shares
15/04/2005	88(2)R	Return of Allotment of Shares
15/04/2005	88(2)R	Return of Allotment of Shares
15/04/2005	88(2)R	Return of Allotment of Shares
15/04/2005	88(2)R	Return of Allotment of Shares
15/04/2005	88(2)R	Return of Allotment of Shares
15/04/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
15/04/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
15/04/2005	169(1B)	Return by a public company purchasing its own shares for holding in treasury
04/04/2005	88(2)R	Return of Allotment of Shares
01/04/2005	88(2)R	Return of Allotment of Shares

5. Documents sent to shareholders

The following documents have been published and dispatched to Vodafone’s shareholders. Copies of these documents can be found on Vodafone’s website at www.vodafone.com.

Date	Document

16/06/2006	Notice of Annual General Meeting

17/06/2005	Notice of Annual General Meeting

Further information is available on Vodafone’s website at www.vodafone.com or by contacting

Stephen Scott

Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 June 2006

Number of ordinary shares transferred:	58,069

Highest transfer price per share:	114.75 p

Lowest transfer price per share:	92.99 p

Following the above transfer, Vodafone holds 6,110,795,715 of its ordinary shares in treasury and has 60,156,731,016 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 June 2006

Number of ordinary shares transferred:	10,660

Highest transfer price per share:	114.75 p

Lowest transfer price per share:	114.75 p

Following the above transfer, Vodafone holds 6,110,785,055 of its ordinary shares in treasury and has 60,156,811,565 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 June 2006

Number of ordinary shares transferred:	130,832

Highest transfer price per share:	115.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 6,110,654,223 of its ordinary shares in treasury and has 60,156,942,397 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 11, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary